Dale A. Thatcher
Executive Vice President and Chief Financial Officer
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890
Tel:  (973) 948-1774
Fax:  (973) 948-0282
E-mail: dale.thatcher@selective.com

March 4, 2011

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

RE:	Selective Insurance Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A
File No. 1-33067

Dear Mr. Rosenberg:

Thank you for your letter of Thursday, February 23, 2011.  Our responses follow your comments, which are set forth in bold type.  The capitalized terms used but not defined in this letter have the meanings ascribed to them in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statements, page 81

1.
We have read your response to comment one and continue to believe that the summarized information specified by Rule 4-08(g) of Regulation S-X is required since the significance test was met on an aggregated basis for 2009.  Since the significance test was met for 2009, Form 10-K for 2010 should include summarized information for 2010, 2009 and 2008.  The summarized information should be audited.  Please confirm that you will include summarized information for all three years in your Form 10-K for December 31, 2010.

SELECTIVE RESPONSE:

We have included the summarized financial information required by Rule 4-08(g) of Regulation S-X for 2010, 2009, and 2008 in our 2010 Form 10-K, which was filed with your office on February 25, 2011.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
March 4, 2011

Note 13 Discontinued Operations, Page 117

2.
In your response to comment two you state as a reason for the decrease in the amount of the contingent consideration receivable a mutual agreement to curtail workers compensation policy offerings.  Explain the nature of this mutual agreement, how it impacted the value of the contingent consideration and why this was not considered continuing involvement as described in ASC 205-20-45-1.

SELECTIVE RESPONSE:

As described in ASC 205-20-45-1, a component of an entity should be reported as discontinued operations if it “will not have any significant continuing involvement in the operations of the component after the disposal transaction.”  Selective HR Solutions was a professional employer organization (“PEO”) that we previously reported as a separate segment.  Since its divestiture, we have no continuing involvement with regards to this company or the day-to-day operations of the purchaser, AlphaStaff.  However, we are one of several insurance carriers that provide AlphaStaff with workers compensation insurance coverage, which in turn covers a number of its clients’ employee worksite lives.  This coverage is being provided in the normal course of our insurance operations and is comparable in its terms to the rest of our workers compensation book of business.  Our insurance operations generated $1.6 billion in direct premiums written during 2010 of which $5.8 million, or 0.3%, related to AlphaStaff.  During the 2011 renewal process that occurs in the fall of 2010, the $5.8 million in 2010 premium was only renewed at approximately $1.3 million.  This reduction reflects AlphaStaff’s decision to place certain business with their other insurance carriers.

In referencing “a mutual agreement to curtail workers compensation policy offerings” in our original response to you, we were referring to a mutually agreed upon change to Section 5.09 “Post-Closing Insurance Matters,” of the original purchase agreement wherein it states the following: “For a period of ten years after the Closing, the Seller’s insurance Subsidiaries shall have a right of first refusal to provide workers’ compensation coverage to any New Client placed by a broker of record appointed by the Purchaser (after appointment as a producer by the Seller’s insurance Subsidiaries) and referred by a Selective Agent at the time such New Client” is placed by an independent Selective agent.

The mutually agreed upon change, limited the “right of first refusal” to certain Selective operating states and as a result, we believe that we may see a reduced level of quote activity in certain AlphaStaff territories in the future.  For further details regarding this mutually agreed upon amendment to the purchase agreement see Exhibit 10.26b to our 2010 Form 10-K.

We believe that the change to the right of first refusal regarding quote activity coupled with AlphaStaff’s decision to place certain existing business with other insurance carriers during the 2011 renewal process hinders AlphaStaff’s ability to effectively write and retain worksite lives through certain of our independent agents and as a result, we reduced our expectations regarding the fair value of the contingent purchase price.  The contingent purchase price that we have with AlphaStaff is based on a fee per worksite life.

Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
March 4, 2011

3.
Please clarify whether or not the contingent consideration that you have recorded at fair value is marked to market at each reporting date.  Your response indicates that you re-measured the consideration at each reporting date (i.e. March 31, June 30 and September 30) during the course of 2010, however, page 18 of your Form 10-Q indicates that your consideration receivable is presented at fair value on a “non-recurring basis”.

SELECTIVE RESPONSE:

The contingent consideration receivable is recorded at fair value and marked to market at each reporting date.  The receivable was correctly recorded at its fair value within the consolidated financial statements, but excluded from the fair value table in the notes to the consolidated financial statements on Form 10-K for 2009 and incorrectly presented in the “non-recurring” section of that table during each of the quarters of 2010.  We believe the fair value should be presented in the notes to the consolidated financial statements as a “recurring” fair value and therefore have made this correction in our 2010 Form 10-K, which was filed with your office on February 25, 2011.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please call me at (973) 948-1774.

Very truly yours,

/s/ Dale A. Thatcher
Dale A. Thatcher
Executive Vice President and Chief Financial Officer
Selective Insurance Group, Inc.